EXHIBIT 1



                                                              February 11, 1998



Mr. Stanley Rawn
Chief Executive Officer and Director
Noel Group, Inc.
667 Madison Avenue
New York, NY 10021-8029

Dear Mr. Rawn:

As you may know, affiliates of our firm currently own over 5% of the outstanding Noel Group, Inc. ("Noel" or the "Company") common stock. As we have told certain officers and directors of Noel in the past, we believe there is significant potential for value appreciation in the Company's common stock via the orderly liquidation of the Company. We are concerned, however, that the liquidation may require more time than we had originally hoped. We are therefore writing to share with you our views on generating as much value for Noel's shareholders according to as efficient a schedule as possible. We will review the Company's holdings in decreasing order of investment size.

In the case of Carlyle Industries, Inc. ("Carlyle"), we understand that an orderly sale process has not produced a successful result. That said, we would recommend that the Carlyle management team immediately pursue an arrangement with lending sources to arrange the refinancing of the preferred as soon as possible.

Where Staffing Resources, Inc. ("Staffing") is concerned, we applaud that company's management on the successful completion of its merger with Career Blazers, Inc. However, we are troubled by the notion that Noel management is considering the delay of the liquidation of its stake in Staffing until after the IPO of the combined company. Given that it will take at least three additional quarters of consecutive growing earnings to appeal to the public markets and that we would likely face at least a six-month, post-IPO "lock-up" agreement for our shares, we feel compelled to highlight a more appropriate alternative. We recommend that the Company immediately market its stake in the combined entity to potential private market acquirors at a level in line with other recent purchases of private equity in the staffing industry. We feel that this will yield a price significantly in excess of that available in the extremely thin public market for the shares.

We are confident that Noel management is close to a successful sale of the $10.7 million note it received in the merger of Curtis Industries, Inc. ("Curtis") with Paragon Corporate Holdings, Inc. However, we would still recommend that the Company immediately distribute the $4.3 million in cash received in the transaction as a dividend, along with a substantial portion of the Company's $12.4 million in cash on the balance sheet. Also, in the event that current attempts to sell the note are unsuccessful, we would recommend a far broader marketing process than that currently underway (according to our understanding).


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We understand that the disposition of Noel's stake in Ferrovia Novoeste, S.A.
("Novoeste") will be a relatively complex task in light of the near-term expectations for the auction of additional railroad concessions in Brazil. However, we believe Noel management should outline a specific plan for a sale of its stake in Novoeste, especially in light of the considerable delays that have occurred thus far in the auction of these additional concessions. We have been informed that there would likely be significant interest in the stake from potential acquirors interested in participating in the coming auctions and feel that, as a result, Noel management could likely receive a price for its stake that already includes much of the value appreciation possible in the event of a successful auction outcome.

It appears that Noel management has run into certain difficulties in the sale of Lincoln Snacks Company ("Lincoln"). If Noel management is convinced there are no potential private market acquirors for Lincoln, including its current management team headed by Noel Managing Director Karen Brenner, we would recommend the exploration of the orderly liquidation of the business. We feel such a liquidation has the potential to yield a price per share that Noel would be able to receive in the thin public market for Lincoln's stock, especially given the fact that Noel holds a 60% stake in a company with a total equity market capitalization under $10 million.

Finally, as noted above in our recommendations for Curtis, we strongly appeal to Noel management to immediately distribute a substantial majority of the Company's $12.4 million in cash to its shareholders. Further, we also would like the Company's few remaining "Other holdings" to be liquidated with proceeds distributed to shareholders as soon as possible.

We hope that you and other members of the Board of Directors will give serious consideration to our proposal. I will telephone you in a few days to discuss our recommendations and to see how and to what extent my associates and I can be of help to you and the Board as you explore alternatives for maximizing value on behalf of Noel's shareholders.

                                               Sincerely,


                                               /s/ Thomas L. Kempner, Jr.
                                               ---------------------------------
                                               Thomas L. Kempner, Jr.
                                               General Partner
                                               Davidson Kempner Partners


cc:  Board of Directors